SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

001-14832
(Commission File Number)

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of March 2005

        The following information filed with this Form 6-K shall not be deemed incorporated by reference in Celestica Inc.'s registration statements, the prospectuses included therein, nor any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

•
Press Release, dated March 21, 2005, the text of which is attached hereto as Exhibit 99.1, regarding Celestica Inc.'s option exchange program.

•
Interim Financial Statements Request Form sent to shareholders on March 21, 2005, the text of which is attached hereto as Exhibit 99.2.

Exhibits
99.1	—	Press Release, dated March 21, 2005
99.2	—	Interim Financial Statements Request Form

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: March 21, 2005
	By:	/s/ ELIZABETH L. DELBIANCO Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1	—	Press Release, dated March 21, 2005
99.2	—	Interim Financial Statements Request Form